UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Housing & Land Development, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16939V202

(CUSIP Number)

Pingji Lu

1008 LIUXUE ROAD, BAQIAO DISTRICT

XI’AN, SHAANXI PROVINCE 710038 P.R. CHINA

86-29-83328813

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A	Page 2 of 4

This Amendment No. 2 (this “Amendment”) supplements and amends the Schedule 13D/A filed on January 20, 2015 by Mr. Pingji Lu (“Mr. Lu” or the “Reporting Person”) and the Schedule 13D (the “Original Filing”) filed on November 28, 2014 by the Reporting Person, relating to the common stock, par value $0.001 per share (the “Common Stock”), of China Housing & Land Development, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Filing. Except as specifically amended and supplemented by this Amendment or Amendment Number 1, all other provisions of the Original Filing shall remain in full force and effect.

 CUSIP No. 16939V202

1	NAMES OF REPORTING PERSONS Pingji Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,034,501*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,034,501*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,501*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.86%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*   Reflects change in number of shares held post execution of a one-for-five reverse stock split which became effective on April 24, 2015.

** Based on 6,960,369 shares of Common Stock of the Issuer outstanding as of May 13, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 14, 2015.

Schedule 13D/A	Page 3 of 4

Item 2. Identity and Background.

Item 2 of the Original Filing is hereby amended in part as follows:

This Schedule 13D is being filed by Mr. Lu, Chairman of the Board and Chief Executive Officer of the Issuer. The business address for Mr. Lu is: 1008 Liuxue Road, Baqiao District, Xi’an, Shaanxi Province, 710038, PRC. Mr. Lu is a citizen of People’s Republic of China.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended and restated in its entirety as follows:

Mr. Lu initially acquired the Common Stock through a combination of (i) a cashless share exchange on December 8, 2006, (ii) compensation packages in connection with his employment with the Issuer, and (iii) open market purchases using personal funds. With respect to shares that Mr. Lu acquired in the open market, the aggregate purchase price was approximately US$2,384,477.92. As of June 24, 2015, Mr. Lu acquired 27,600 shares of the Issuer’s Common Stock pursuant to the Issuer’s 2015 annual executive compensation program. As of the date of filing of this Amendment, Mr. Lu may be deemed to beneficially own 1,034,501 shares of the Common Stock, as detailed in Item 5 below.

Item 5. Interest in Securities of the Issuer.

Item 5, subparts (a) and (b) of the Original Filing are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date of filing of this Amendment, Mr. Lu beneficially owned 1,034,501 shares of the Common Stock, representing approximately 14.86% of the Issuer’s outstanding Common Stock based on 6,960,309 shares of Common Stock of the Issuer as of May 13, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with SEC on May 14, 2015. Of these 1,034,501 shares of the Common Stock, Mr. Lu had (a) sole voting and sole dispositive power with respect to 1,034,501 shares of the Common Stock and (b) shared voting and shared dispositive power with respect to 0 shares of the Common Stock.

Item 5, subpart (c) of the Original Filing is hereby amended by adding the following at the end thereof:

(c) The following transaction in the Issuer’s Common Stock was effected by Mr. Lu in the 60 days prior to the Event Date through the date of filing this Amendment:

Party Effecting Transaction	Transaction Date	Shares Acquired	Shares Disposed	Price Per Share[1]	Description of Transaction
Mr. Lu	6/24/2015	27,600	0	$0	2015 Share Compensation

1 Exclusive of brokerage commissions and fees.

Schedule 13D/A	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 02, 2015

PINGJI LU

By: /s/ Pingji Lu
Pingji Lu, Individually